

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

David Briones
Chief Financial Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, NY 10020

   **Re: Hoth Therapeutics, Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2021**
     **Filed March 30, 2022**
     **File No. 001-38803**

Dear David Briones:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc:  Haley Springer